Exhibit 99.102

APHRIA APPOINTS FORMER SOUTHERN GLAZER’S EXECUTIVE JOEL
TOGURI AS VICE PRESIDENT OF SALES

Leamington, Ontario — June 15, 2018 — Aphria Inc. (“Aphria” or the “Company”) (TSX: APH and US OTC: APHQF) today announced the appointment of Joel Toguri as Vice President of Sales effective on June 18, 2018. Mr. Toguri joins the Company from Southern Glazer’s of Canada (“Southern Glazer’s”), where he was Vice President of Sales and Operations since 2013.

“We’re thrilled to bring Joel’s incredible talent and considerable experience to Aphria,” said Jakob Ripshtein, Chief Commercial Officer at Aphria. “Over many years, Joel has developed a proven track record of driving sales, generating growth and delivering results. His experience in building Southern Glazer’s in Canada and his deep familiarity with our exclusive sales distribution partner will help to ensure Aphria’s brands and products are successfully represented by cannabis retailers throughout the country.”

Mr. Toguri brings more than 20 years’ experience in the Canadian beverage alcohol industry. As Southern Glazer’s first employee in Canada, he was charged with establishing the company’s footprint throughout the country. He led a national sales team of more than 90 people and drove the company to become the #3 Agent/Broker in Canada in just three years. Prior to Southern Glazer’s, Mr. Toguri held leadership roles at MolsonCoors, Maxxium Wine & Spirits, and Beam Global Spirits & Wine.

“Aphria is amazingly well-positioned to capitalize on the opportunities in the adult-use market from coast to coast, right out of the gate,” said Mr. Toguri. “I am excited to be joining a true leader in the industry, and I look forward to continuing my close relationship with the dedicated team from Great North Distributors to drive the long-term success of Aphria and the Company’s portfolio of brands following legalization.”

We Have a Good Thing Growing.

About Aphria

Aphria is a leading global cannabis company driven by an unrelenting commitment to our people, product quality and innovation. Headquartered in Leamington, Ontario — the greenhouse capital of Canada — Aphria has been setting the standard for the low-cost production of safe, clean and pure pharmaceutical-grade cannabis at scale, grown in the most natural conditions possible. Focusing on untapped opportunities and backed by the latest technologies, patents and IP, Aphria is committed to bringing breakthrough innovation to the global cannabis market. The Company’s in-house and licensed portfolio of brands are grounded in expertly-researched consumer insights designed to meet the needs of every consumer segment. Rooted in our founders’ multi-generational expertise in commercial agriculture, Aphria drives sustainable long-term shareholder value through a diversified approach to innovation, strategic partnerships and global expansion, with a presence in over 10 countries across 5 continents.

For more information, visit: aphria.ca

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For media inquiries please contact:

Andrew Swartz

Director of Communications

andrew.swartz@aphria.com

416-268-7099

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS: Certain information in this news release constitutes forward-looking statements under applicable securities laws. Any statements that are contained in this news release that are not statements of historical fact may be deemed to be forward-looking statements. Forward looking statements are often identified by terms such as “may”, “should”, “anticipate”, “expect”, “potential”, “believe”, “intend” or the negative of these terms and similar expressions. Forward-looking statements in this news release include, but are not limited to, statements with respect to internal expectations, estimated margins, expectations with respect to actual production volumes, expectations for future growing capacity and costs, the completion of any capital project or expansions, and expectations with respect to future production costs. Forward-looking statements necessarily involve known and unknown risks, including, without limitation, risks associated with general economic conditions; adverse industry events; marketing costs; loss of markets; future legislative and regulatory developments involving medical marijuana; inability to access sufficient capital from internal and external sources, and/or inability to access sufficient capital on favourable terms; the medical marijuana industry in Canada generally, income tax and regulatory matters; the ability of Aphria to implement its business strategies; competition; crop failure; currency and interest rate fluctuations and other risks.

Readers are cautioned that the foregoing list is not exhaustive. Readers are further cautioned not to place undue reliance on forward-looking statements as there can be no assurance that the plans, intentions or expectations upon which they are placed will occur. Such information, although considered reasonable by management at the time of preparation, may prove to be incorrect and actual results may differ materially from those anticipated.

Forward-looking statements contained in this news release are expressly qualified by this cautionary statement.